December 9, 2011

Via e-mail:
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:         Quadrant 4 Systems Corporation
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed May 19, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 17, 2011
File No. 033-42498

Dear Mr. Spirgel:

The above-referenced registrant, Quadrant 4 Systems Corporation, is in receipt of your letter dated November 23, 2011, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below are the registrant’s responses to such comments. To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
We note your responses to comments one and two from our letter dated October 13, 2011. Tell us whether and how you determined that you were a public shell company, as defined in Rule 12b-2 of the Exchange Act, prior to the May 20, 2010 acquisitions. If you were a public shell, it appears that you should have accounted for the transaction as a recapitalization of the private operating companies, rather than as a reverse merger. If it is determined that you were not a public shell, then you should have accounted for the transaction as a reverse merger. Please note that if the registrant acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization, for accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP, as if the accounting acquirer were the legal successor to the registrant’s reporting obligations as of the date of the acquisition.

Response

We are not a public shell company as we had more than nominal revenues. For the year ended December 31, 2009, we had revenues of $168,863 and for the three months ended March 31, 2010, we had revenues of $11,725.

We do not believe that our purchases of assets should be accounted for as a reverse merger for the following reasons:

a.
We purchased assets rather than a business. Our effective transaction was to purchase accounts receivable primarily from Bank of America who obtained such assets under a security agreement and did not engage in any business related to the business of the previous owners of the assets. Further, we do not believe we acquired an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members, or participants. After the acquisition of these accounts receivable (assets purchased), we then had to: (1) proceed with the selling of services to customers and (2) hire a work force, which included some previous employees to provide these services. We did not acquire any systems, standards, protocols, conventions, or rules in connection with the accounts receivable to enable us to provide services.  More specifically, we did not acquire an organized workforce having the necessary skills and experience following rules and conventions to provide the necessary processes that are capable of being applied to inputs to create outputs. Instead we hired individual computer consultants, some of which did work for the original owner of the assets, as well as others. In our effective transaction, we issued shares to raise the necessary cash and then such cash, together with the liabilities assumed, were used to acquire the assets. If our acquisition was classified as a business combination, it would not be a reverse acquisition as we did not issue equity interest to any seller of the assets acquired (805-10-55-12) Therefore we are the accounting acquirer. Further, the stockholders of the legal acquirer prior to the acquisition of the assets maintained the largest portion of voting rights after the acquisition of assets.

In addition, we have revised the wording in our notes to the financial statements to be included in our amended Form 10-K, for the year ended December 31, 2010, to more clearly discuss what the effective acquisitions of assets were and our accounting for these acquisitions of assets, as attached. We will file an amended Form 10-K.

2.
In your particular case, your December 31, 2010 Form 10-K as currently filed is deficient because it does not include audited financial statements of the private operating companies prior to the acquisition. We note that you (the legal acquirer) acquired 100 % of the outstanding shares of VSG, RMI and ISS from StoneGate Holdings, Inc. Therefore, the legal acquirees (VSG, RMI and ISS) are the legal successors to the registrant’s reporting obligations as of the date of the acquisition.  We acknowledge that you are unable to provide audited financial statements of VSG, RMI and ISS and of the assets and operations acquired by VSG, RMI and ISS on May 20, 2010, April 10, 2010 and May 3, 2010, respectively. Please note that the financial statements of the accounting acquirer are deemed to be predecessor financial statements, which should be filed for the periods required by Regulation S-X Rules 3-01 through 3-04. Until you file these financial statements, we will not declare effective any registration statements or post-effective amendments, including the registration statement filed on September 27, 2011.  Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until they file the required financial statements. This restriction does not apply to:

a)	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
b)	dividend or interest reinvestment plans;
c)	employee benefit plans;
d)	transactions involving secondary offerings; or
e)	sales of securities under Rule 144.

Response

As stated in our response to Comment  1, we do not believe we acquired a business and, therefore, are not required to include audited financial statements of the private operating companies (legal acquirees) prior to the acquisition. We (the legal acquirer) acquired the assets.

3.
We note on page F-5 that you assigned a value of $4,050,000 to the 32 million shares you issued to StoneGate Holdings, Inc. in exchange for 100% of the outstanding shares of VSG, RMI and ISS from StoneGate Holdings, Inc. Tell us the accounting journal entry you recorded to account for this transaction. Also, tell us whether VSG, RMI and ISS had any operations prior to the acquisitions described in Note 3 on page F-9.

Response

First, in our amended Form 10-K, the value assigned is $3,800,000. Our journal entry was a debit to Investment in Subsidiaries and a credit to Equity. The investment in subsidiaries was eliminated in consolidation. This entry was to reflect legal transactions. To reflect the effective transactions, the journal entries would have been a debit to Cash and a credit to Equity and a debit to Investment in Subsidiaries and a credit to Cash.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Intangible Assets, page F-10

4.
We note your response to comment three from our letter dated October 13, 2011. Tell us in detail about the nature of the customer lists and how you determined its fair value. We also note in note 3 on page F-9 that the majority of the purchase price in the acquisitions made by VSG, RMI and ISS were allocated only to accounts receivable and customer lists. In this regard, tell us in detail of the nature of the operations of the assets acquired by VSG, RMI and ISS.

Response

The customer lists represent the entrée to identifiable customers that the accounts receivable were due from. The fair values of the customer lists were based on the excess of the purchase prices over the assets acquired. There was no nature of the operations related to the assets acquired.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 3 – Acquisitions

Quadrant 4 Solutions, Inc., page 9

5.
We note your response to comment nine from our letter dated October 13, 2011.  Tell us the basis for your statement that the parties agreed to value the shares at $1 per share through arms-length negotiations. We cannot find any reference to this value in the Securities Purchase Agreement that you filed as Exhibit 10.3 to your Form S-1 filed on September 28, 2011.  We also noted that the purchase price is not the same as that disclosed in your financial statement footnotes.  The exhibit discloses a purchase price comprised of a note for $3 million, a note for $5 million, 4 million shares of common stock of the purchaser without any value given to those shares, a $5 million contingent earn-out payable over three years and a $2 million limit on certain accrued liabilities.  Please reconcile the differences between the agreement and your financial statements.

Response

The Securities Purchase Agreement included as Exhibit 10.3, was an early version, and the correct one will be filed with the amended Form 10-K. Please see page 3 of the agreement to describing the $1, per share, value. In addition, please see the revised note to the financial statements, as attached, which will more clearly discuss what the effective acquisition of assets were and the purchase price of the assets acquired. The effective purchase price is the combined/ effect of all the related agreements.

6.
It does not appear that $1 per share is the fair value of your shares at the acquisition date.  Disclose the method you used to determine the fair value. Tell us why you believe $1 is more indicative of the market value of your shares at the acquisition date.

Response

We valued the fair value of the shares based on the negotiated price between the buyer and the seller. See the response to comment 5.

7.
Please disclose in detail, the terms of the $10 million contingent earn-out in the acquisition of Quadrant 4 Solutions, Inc. Please note our earlier comment regarding the discrepancies between the Securities Purchase Agreement and your disclosure.

Response

As per our Stock Purchase Agreement, the terms of the contingent earn-out are as follows:

The [seller] is eligible for earn-out or performance based payments capped at Five Million Dollars ($5,000,000) over a period of 36 months. The earn-outs are paid on a quarterly basis ($417,000), if the base performance of the transferred assets stays at or above the agreed 3.0M annual EDIT run rate.

Further, the contingent earn-out will be recognized if and when earned.

8.
Please show us and disclose how you determined the $9,100,000 purchase price. It appears that you have not considered the fair value of the contingent consideration.  Please refer to ASC 805. Also please refer to Exhibit 10.3 in Form S-1 filed September 28, 2011 and reconcile the purchase price in Form 10-Q with the Securities Purchase Agreement.

Response

Please see the revised note to the financial statements, as attached, which will more clearly disclose the accounting treatment for the contingent earn-out.

Note 4 – Intangible Assets, page 10

9.	We note your response to comment ten from our letter dated October 13, 2011. Tell us in detail about the nature of the customer lists and how you determined its fair value.

Response

The customer list represents the entrée to identifiable customers related to accounts receivables acquired. The fair value of the customer list was determined based on the excess of purchase price over the fair values of the other assets acquired.

The registrant believes that the responses set forth above adequately address all of the comments set forth in your letter of November 23, 2011, as they relate to the Form 10-K and 10-Q. However, should you or the other members of the staff have questions regarding the registrant’s responses or other comments; you should contact the undersigned at the registrant’s principal executive offices at 2850 Golf Road, Suite 405, Rolling Meadows, Illinois 60008.

Sincerely,

/s/ Dhru Desai

Dhru Desai
Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2010

3.  ACQUISITIONS OF ASSETS

StoneGate Holdings

On May 20, 2010, the Company acquired 100% of the outstanding shares of VSG Acquisition, Inc. (VSG), RMI Acquisition, Inc. (RMI) and ISS Acquisition, Inc. (ISS) from StoneGate Holdings, Inc. (StoneGate Holdings), in exchange for a note payable of $3,800,000 and 32,000,000 shares of common stock of the Company. StoneGate Holdings, through VSG, RMI and ISS had either recently or was about to complete the following acquisitions. All of these purchases were to expand the Company’s customer base. The note payable is due May 31, 2012, plus interest at 5%, per annum.

At the time of the acquisitions of these assets, the Company was unable to complete the acquisition of assets of VSG, RMI and ISS and Stonegate Holdings acquired the assets on behalf of the Company. In addition, Stonegate obtained the necessary cash to complete the transaction by agreeing to distribute shares of common stock of the Company.

VSG

Effective April 1, 2010, VSG purchased certain assets owned by Bank of America, acquired under its security agreement with Cornerstone Information Systems, Inc. and Orionsoft, Inc., in exchange for $3,800,000 in cash, the assumption of certain liabilities of $6,957,641 and a commitment to issue 32,000,000 of the Company’s common stock to StoneGate Holdings for distribution to their investors. The purchase agreement provided for the Company to take control of the assets and operations on April 1, 2010.The asset acquisition agreements also provided for the Company to charge all uncollectable accounts receivable purchased against the note payable to Stonegate Holdings.

RMI

On May 3, 2010, RMI purchased certain assets owned by Resource Mine, Inc. in exchange for a note payable of $250,000 and the assumption of certain liabilities of $588,333. The purchase agreement provided for the Company to take control of the assets and operations on April 1, 2010.

ISS

Effective July 1, 2010 the ISS acquired certain assets of Software Solutions, Inc. in exchange for: (a) $850,000 in cash, which was paid $150,000 into escrow and $700,000 paid on October 15, 2010, plus interest at 10%, per annum, (b) $500,000 due on June 30, 2012, plus interest at 5%, per annum, and (c) 2,000,000 shares of the Company’s common stock. The shares were valued at $900,000, the share price on the date of the acquisition. The purchase agreement provided for the Company to take control of the assets and operations on July 1, 2010.

The Company has accounted for all of the above transactions as if the Company was the accounting acquirer of all the assets acquired on the acquisition method. The aggregate acquisition price of $15,765,974 ($12,677,641, 838,333 and $2,250,000 for VSG, RMI and ISS, respectively), consisted of cash, liabilities assumed and shares issued, was allocated over the fair values of the assets acquired, liabilities assumed and shares issued. The shares of common stock of the Company were valued at $1,920,000 for VSG and $2,000,000 for ISS, the stock price of the Company's common stock as of the effective dates of the acquisitions.

The Company included the operations of VSG as of the date of control. The aggregate acquisition price was allocated over the assets acquired, as follows:

Accounts receivable - VSG	$4,957,138
Accounts receivable – RMI	37,299
Accounts receivable - ISS	2,243,175
Customer list - VSG	7,720,503
Customer list - RMI	801,034
Deposit - ISS	6,825

Purchase price	$15,765,974

Form 10-Q for the Quarterly Period Ended June 30, 2011

Quadrant 4 Solutions, Inc.

Effective March 1, 2011, the Company acquired all of the outstanding shares of Quadrant 4 Solutions, Inc. (formerly MGL Solutions, Inc.) and also purchased certain software development resources and assets based in India and assume certain liabilities associated with those assets.

The aggregate purchase of $9, 100,000, was paid as follows:

-           Note payable of $5,000,000 to the seller, payable June 30, 2014,
-           Issuance of 4,000,000 shares of common stock of the Company, and
-           Assumption of up to $100,000 of accounts payable.

In addition, the purchase agreement requires a contingent earn-out/performance based payments of up to $5,000,000 over a period of 36 months, if the base performance of the transferred assets is at least at a $3,000,000 EDIT run rate, per year. The contingent earn-out payments, if any, will be charged to operations.

The Company took control of the assets and operations on March 1, 2011.

The shares were valued at $4,000,000 ($1.00 per share), the purchase price as determined by the parties.

The Company included the operations of Quadrant 4 Solutions as of the date of control.  The Company recorded the purchase of the Quadrant 4 Solutions on the purchase method of accounting and allocated the aggregate purchase price over the assets acquired, as follows:

Accounts receivable	$3,172,206
Software technology	3,500,000
Framework software technology	2,100,000
Customer list	8,500,000
Accounts payable and accrued expenses	(2,500,000)
Notes payable	(5,672,206)

Purchase price	$9,100,000

STOCK PURCHASE AGREEMENT

This **Stock Purchase Agreement** (this **"Agreement"**) dated as of the 1st day of March 2011, by and among **Zolon Corporation**, a Florida Corporation (the **"Purchaser"**), and **MGL Americas, Inc.**, a Delaware Corporation (the **"Selling Parent"**), (each a "Party" and collectively, the "Parties"), and is made with reference to the following Recitals:

RECITALS

A. **Selling Parent** will be the owner, after formation, of **MGL Solutions Inc.**, a special-purposed holding entity recently formed or to be formed under the laws of the State of Delaware for the transactions described herein (the **"Selling Entity"**) which **Selling Parent** and the **Selling Entity** are collectively referred to as the **"Sellers;"** and

B. The respective Boards of Directors of the **Purchaser** and the **Selling Parent** have deemed it advisable and in the best interests of the **Purchaser** and the **Selling Parent** that certain of the assets of **Selling Parent** be acquired by the **Purchaser** by means of an acquisition of the stock of the **Selling Entity** at such time as the **Selling Entity** owns such assets, all pursuant to the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, For and in consideration received and in hand paid, including, but not limited, to the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each Party hereto, and each Party intending to be legally bound hereby, the Parties agree as follows:

1. **Recitals Incorporated by Reference**. The foregoing Recitals are a material part hereof and this Agreement shall be construed so as to give maximum effect thereto.

2. **Certain Definitions**. As used in this Agreement, capitalized terms not otherwise defined in this Agreement will have the respective meanings ascribed to them in Appendix A to this Agreement.

3. **Basic Transaction**.

(a) **Transfer of Assets to Selling Entity.** Subject to the terms and conditions of this Agreement, on or before the time and place of the "Initial Closing" (as hereinafter defined), **Selling Parent** shall assign, sell, transfer, convey and deliver to the **Selling Entity**, the assets described herein as the "Acquired Assets" (as hereinafter defined) pursuant to such assignments and/or bills of sale or other documents as vest all right, title and interest in the Acquired Assets, immediately and irrevocably, in the name and ownership of in such manner that all such Acquired Assets will be owned by the **Selling Entity**, and, as of the "Final Closing" (as hereinafter defined), free and clear of all Liens and Security Interests except as provided herein with good and merchantable title thereto.

Purchase Agreement

(b) Purchase and Sale of Stock. At the Final Closing, **Selling Parent** shall cause not less than 100% (all) of the outstanding shares of all classes of equity of **Selling Entity** (the "Shares") to be assigned and delivered and sold to the **Purchaser** in exchange for the "Consideration" specified in paragraph 3(c) below. At the Final Closing, **Selling Parent** shall deliver the Shares in the name of **Purchaser** or in such other name, by means of a "Bill of Sale & Assignment Separate from Certificate" in the form attached hereto as Exhibit A, which together with such irrevocable letters of direction and stock powers (executed with medallion-guarantee of signature under the S.T.A.M.P program) as will allow immediate and irrevocable transfer to **Purchaser** or its nominees. By acquisition of the Shares, **Purchaser** shall own, indirectly but absolutely, all of the Acquired Assets.

(c) Consideration and Purchase Price for Shares. The "Purchase Price" for the Shares shall be up to Fourteen Million Dollars ($14,100,000) plus assumption of the balance sheet items and no other consideration shall be due or paid by **Purchaser** to the **Selling Parent** or any other party. The Purchase Price shall be paid as follows:

(i) Payments. The **Purchaser** shall deliver various payments as follows:

1. Assumption of all current liabilities and assets on the balance sheet.
2. Payment to Laurus. The **Purchaser** shall deliver to Laurus Capital Management, LLC ("Laurus") acting as investment advisor with binding authority on behalf of funds under its control, which collectively have previously advanced funds pursuant to the loan arrangements and credit facilities described in Schedules E and F (which loans represent an indebtedness by the **Selling Parent** with lien rights or other rights to the Acquired Assets being transferred), at the Final Closing, the sum not to exceed Two Million, Five Hundred Thousand Dollars ($2,500,000), paid to cause to occur the release and settlement in full of the loans held by Laurus provided that all of which loans as designated in Schedules E and F shall be deemed paid in full and the liens in favor of Laurus on the Acquired Assets shall be released and terminated.
3. Note Payment. The **Purchaser** shall deliver a note for Five Million Dollars ($5,000,000) to **Selling Parent** payable in two equal installments at the end of the 12th and the 24th month from the date of closing. The note bears a coupon rate of 5% per annum.
4. Earn Out Payments. The **Selling Parent** is eligible for earn-out or performance based payments capped at Five Million Dollars ($5,000,000) over a period of 36 months. The earn-outs are paid on a quarterly basis ($417,000) if the base performance of the transferred assets stays at or above the agreed 3.0M annual EBIT run rate.

Purchase Agreement

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5. Stock Payment. The **Purchaser** shall deliver Four Million shares of Zolon Corporation to **Selling Parent** at closing. Parties have negotiated and agreed to value these shares at $1/share for the total consideration of $4,000,000. These shares will be restricted under the SEC Section 144.

(ii) Status of **Selling Parent**. Following the Final Closing, **Selling Parent** shall remain the shareholder of **Selling Parent**, an entity which shall remain in existence, and **Selling Parent** and the **Selling Parent** shall own only those Assets which **Purchaser** has not acquired as provided herein, which Assets may remain encumbered by the Excluded Liabilities.

(d) Limited Assumption of Liabilities. Subject to the terms and conditions of this Agreement, **Purchaser** agrees to accept title to the Acquired Assets subject only to the Assumed Liabilities at the Final Closing. The **Purchaser** shall not assume or have any responsibility whatsoever with respect to the Excluded Liabilities, all of which will remain the sole responsibility of **Selling Parent** unless cancelled in connection with the transaction contemplated herein. **Purchaser** shall designate its acceptance by the execution and delivery of the "Assignment and Assumption Agreement" in the form attached hereto as Exhibit B as to the Assumed Liabilities. In no event shall the amount of Assumed Liabilities exceed One Hundred Thousand Dollars ($100,000).

(i) Assumption to include Payroll Liabilities and Costs of Employees. As part of the Assumed Liabilities, the value of which is included in the calculations of the Purchase Price, **Purchaser** agrees to assume and undertake responsibility for all of the Contractual Obligations relative to employees and consultants whose employee or engagement is assigned as part of the Assigned Assets including but not limited to: (i) payroll wages and payroll withholding taxes associated with such employees and/or consultants; (ii) health care (medical and dental) insurance premiums to be paid for the benefit of such employees and/or consultants; (iii) all liability for the attestations made in the Labor Condition Application for each employee and H1-b consultants from the original petitioning employer (with assignment of each employee's or consultant's employment to the **Purchaser** such that the obligations to such employees or consultants shall remain the same but for the identity of the new employer which is now the **Purchaser**; and (iv) the satisfaction of any other obligation under any visa, visa application, obligation to or claimed by any Governmental Entity in connection with immigration status or permission to work in the United States (including but not limited to all pending/approved Labor Certifications and I-140 applications). The amounts of such Assumed Liabilities shall not include expenses accruing prior to the date of the Initial Closing which shall be paid as provided in Paragraph 3(c)(i)3 above.

(ii) Bill of Sale to Evidence Employee Assignment and Acceptance of Obligations. The **Selling Parent** and **Selling Entity** and **Purchaser** shall enter into a "Bill of Sale" in the form attached hereto as Exhibit C, the purpose of which shall be to evidence the assignment and acceptance of contractual obligations relative to employees and consultants and, notwithstanding any other prohibition contained in this Agreement, **Purchaser** shall have the right to present an executed copy of such Bill of Sale to any Governmental Agency, including but not limited to, such Governmental Agencies having jurisdiction over the immigration status of

Purchase Agreement

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such employees or consultants included in the contractual rights and obligations assigned thereby.

(e) Related Transaction. In addition to the transactions described herein, the **Purchaser** has or will enter into an agreement for the acquisition of certain other assets of the parent company of, or other affiliate of, the **Selling Parent** located in or around Chennai, India and/or Hyderabad, India in a transaction for the purchase of such assets which is deemed the "Related Transaction." Closing the transaction contemplated herein shall be a condition precedent to close the Related Transaction and closing the Related Transaction shall be a condition precedent to close the transaction contemplated herein.

(f) Sales and Transfer Taxes and Fees **Selling Parent** will be responsible for and pay all applicable sales, transfer, documentary, use, filing and other taxes that may become due and payable as a result of the sale, transfer and delivery of the Acquired Assets to the **Selling Entity**

(g) Effect of the Transaction. Upon the contemplated conveyances at the Final Closing, all right, title and interests in and to the Acquired Assets shall be vested in **Selling Entity** which shall be then owned 100% by **Purchaser** or its nominees subject only to the Assumed Liabilities but free and clear of all of the Excluded Liabilities.

4 **Representations and Warranties of Purchaser. Purchaser hereby represent and warrant to Selling Parent as follows:**

(a) **Purchaser** shall deliver to **Selling Parent**, at least Ten (10) days prior to the Final Closing, each of the following:

(i) **Consents Required.** Schedule A shall be comprised of a complete list of all agreements wherein consent to the transaction herein contemplated is required to avoid a default thereunder; or where notice of such transaction is required at or subsequent to Closing.

(ii) **Authorizations and Resolutions.** Those resolutions and corporation authorization documents to establish the authority for the actions undertaken by **Purchaser** having been prepared in contemplation of the consummation of the transactions described herein.

(b) **Organization, Standing and Power**. As of the Final Closing, **Purchaser** is or will be a corporation duly organized, validly existing and in good standing under the laws of the state of its formation, with all requisite corporate power to own or lease its properties and carry on its businesses as are now being conducted.

(c) **Qualification**. As of the Final Closing, **Purchaser** is or will be duly qualified and licensed as a foreign corporation authorized to do business in each jurisdiction wherein it conducts its business operations, where in each jurisdiction the failure to qualify would have a Material Adverse Effect on **Purchaser** or its business operations. Such jurisdictions, which are the only jurisdictions in which **Purchaser** is duly qualified and licensed as a foreign corporation, are shown in Schedule B.

(d) **Authority**. The execution and delivery of this Agreement and consummation of the transactions contemplated herein have been duly authorized by all necessary corporate actions, including, but not limited to, duly and validly authorized action and approval by the Board of Directors of **Purchaser**. This Agreement

Purchase Agreement

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constitutes the valid and binding obligation of **Purchaser** enforceable against it in accordance with its terms, subject to the principles of equity applicable to the availability of the remedy of specific performance. This Agreement has been duly executed by **Purchaser** and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement shall not result in any breach of any terms or provisions of **Purchaser's** Articles of Incorporation or Bylaws or any document or charter governing its investments or purchases of securities or of any other agreement, court order or instrument to which the **Purchaser** is a party or is bound.

(e) **Brokers and Finders**. **Purchaser** shall be solely responsible for payment to any broker or finder retained by **Purchaser** for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein. **Purchaser** has not agreed to pay any fees or commissions to any party.

(f) **Accuracy of Information**. No representation or warranty by **Purchaser** contained in this Agreement and no statement contained in any certificate or other instrument delivered or to be delivered to **Selling Parent** pursuant hereto or in connection with the transactions contemplated hereby (including, without limitation, all schedules and exhibits hereto) contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

(g) **Consents**. Except as listed in Schedule A, no consent or approval of, or registration, qualification or filing with, any Governmental Agency or other authority or other Person is required to be obtained or accomplished by **Purchaser** or any shareholder thereof in connection with the consummation of the transactions contemplated hereby.

(h) **Statutory Requirements and Governmental Approval**. All statutory requirements and all authorizations, consents, approvals, permits and orders of all Governmental Agencies required to be obtained or fulfilled by **Purchaser** for consummation of the transactions contemplated by this Agreement shall have been obtained or fulfilled.

(i) **Improper Payments**. Neither **Purchaser**, nor any person acting on behalf of **Purchaser**, has made any payment or otherwise transmitted anything of value, directly or indirectly, to (a) any official or any Government Entity or Governmental Agency or political subdivision thereof for the purpose of influencing any decision affecting the business of **Purchaser**, (b) any customer, supplier or competitor of **Purchaser** or employee of such customer, supplier or competitor, for the purpose of obtaining, retaining or directing business for **Purchaser**, or (c) any political party or any candidate for elective political office nor has any fund or other asset of **Purchaser** been maintained that was not fully and accurately recorded on the books of account of **Purchaser**.

(j) **Copies of Documents**. **Purchaser** has made available for inspection and copying by **Selling Parent** and its duly authorized representatives, and will continue to do so at all times, true and correct copies of all documents which it has filed with any Governmental Agency having jurisdiction over it including, if **Purchaser** is required to file reports under the Exchange Act, the Securities and Exchange Commission, and all other Governmental Agencies which are material to the terms and conditions contained in this Agreement. Furthermore, to the

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best knowledge of the Board of Directors of **Purchaser,** all filings by **Purchaser** with such Governmental Entities, including but not limited to the IRS and/or the Securities and Exchange Commission, and all other Governmental Agencies, have contained information which is true and correct, in all material respects and did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading or which could have any Material Adverse Effect upon the financial condition or operations of **Purchaser.**

(k) **Investment Intent of Shareholders**. **Purchaser** represent and warrant to **Selling Parent** that the Shares or other securities being acquired pursuant to this Agreement are being acquired for its own account and for investment and not with a view to the public resale or distribution of such shares or other securities and further acknowledges that, if the shares or other securities have not been registered under the Securities Act of 1933 (the "Securities Act") and are therefore "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, the **Purchaser** agrees and acknowledges that such shares or other securities will be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

5 **Representations and Warranties of Selling Parent**. The **Selling Parent** hereby represents and warrants to **Purchaser** as follows:

(a) The **Selling Parent** shall deliver to **Purchaser** at least Ten (10) days prior to the Final Closing, the following:

(i) **Financial Statements.** Schedule C shall be comprised of Financial statements of **Selling Parent** including, but not limited to, balance sheets and profit and loss statements from the fiscal year ended December 31, 2010 and interim balance sheets and profit and loss statements for the two-month period ending February 28, 2011, all prepared in accordance with GAAP, and which fairly present the financial condition of the **Selling Parent** at the date thereof.

1. **Minimum Information.** The financial statements required shall include the following minimum information: for accounts receivable, aged trial balances by customer (with access to sufficient detail to test); for accounts payable and other current liabilities, a detailed list identifying each payee or claimant to permit communication or research (with access to sufficient detail to test); and for all other liabilities including payroll-related liabilities and contractor-related liabilities, a detailed trial balance with sufficient detail to permit testing.
2. **Access to Payees and Payors**. The financial statements shall include contact information to allow **Purchaser**, or its designees, to contact payors of receivables listed and payees of payables listed together with written permission or an omnibus letter of introduction permitting **Purchaser**, or its designees, to speak with such parties to confirm amounts due or to be received as the case may be. **Purchaser**, or its designees, shall have the right to discuss and negotiate potential settlements provided that all parties are advised and understand that neither may bind the

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Selling Parent nor commit to such settlements without the consent of **Selling Parent**.

(ii) **Assets.** Schedule D shall be comprised of an accurate list and description of all Assets (with individual listing of any Asset having a value equal to or greater than One Thousand Dollars ($1,000.00); provided, however, that **Purchaser** acknowledges and agrees that **Selling Parent** makes no representation or warranty as to the current condition of any such tangible Assets but only represents and warrants that it owns or has rights to all such tangible Assets in functional or adequate condition and quantity as necessary to conduct its business in accordance with past practice.

1. **"Acquired Assets." Purchaser** shall have the right, in its absolute discretion, to designate any of the Assets of the **Selling Parent** to be disposed of by written direction delivered prior to the Final Closing. Except for Assets to be excluded in this manner, **"Acquired Assets"** shall include, all right, title, and interest in and to the Assets designated on Schedule D-1 which are and will be, as of the Final Closing, owned, used or held for use by the **Selling Entity**, whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise, and wherever located.

2. **Bills of Sale and Assignments to be All-Inclusive.** The conveyances of Acquired Assets to the **Selling Entity** as contemplated herein shall be based on the list of Acquired Assets set forth on Schedule D-1 but shall include all Acquired Assets whether properly identified on such Schedule.

3. **Acquired Assets to have been Conveyed to Selling Entity.** As provided in paragraph 3(a) above, the **Selling Parent** shall have completed the transfer of the Acquired Assets to the **Selling Entity** consistent with Schedule D-1 together with any supporting documents and records shall show consummation and completion of each and all contemplated transfers.

(iii) **Liens and Liabilities.** Schedule E shall be comprised of a complete and accurate list of all material liens, encumbrances, easements, security interests or similar interests in or on any of the Assets listed on Schedule D and designating the nature of such lien or security interest and the Assets against which it may be claimed. A complete and accurate list of all debts, liabilities and obligations of the **Selling Parent** (individually in excess of $1,000 or collectively in excess of $5,000) incurred or owing as of the date of this Agreement is listed on Schedule F, designating those debts, liabilities and obligations which are secured by any lien or security interest and therefore also shown on Schedule E. Schedule F shall identify all liabilities as follows:

1. **Assumed Liabilities.** Schedule F shall designate those debts, liabilities and obligations of the **Selling Parent** which shall be accepted by **Purchaser** and therefore remain claims subject to which the **Purchaser** shall accept the Assets. In no event shall

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the Assumed Liabilities exceed the amount specified in paragraph 3(d) above in current trade and payroll liabilities.

2. **Employees and Vendors.** Schedule F-1 shall designate those debts, liabilities and obligations of the **Selling Parent** to the Employees and Vendors which are being paid as of the Final Closing as to amounts owed together with all costs, charges or interest through the date of the Final Closing and the party or parties to whom each payment shall be made.

3. **Excluded Liabilities**. Schedule F shall designate all other liens and liabilities as excluded and no such lien or security interest shall remain attached to any Asset acquired by **Purchaser**.

Designation of the Assumed Liabilities and the Excluded Liabilities shall be a condition precedent to close and subject to approval by the **Purchaser**, in its sole and absolute discretion, which approval may be given or waived to close or withheld for any reason or no reason if notice of same is given not less than seven (7) days prior to the Final Closing.

(iv) **Leases and Contracts.** Schedule G shall be comprised of a complete and accurate list describing all material leases (whether of real or personal property) and each contract, promissory note, mortgage, license, franchise or other written agreement to which **Selling Parent** or **Selling Entity** is a party, which involves, or can reasonably be expected to involve, aggregate future payments or receipts by **Selling Parent** or **Selling Entity** (whether by the terms of such lease, contract, promissory note, license, franchise or other written agreement or as a result of a guarantee of the payment of or indemnity against the failure to pay same) of $1,000.00 or more annually during the twelve-month period ended December 31, 2011 or any consecutive twelve-month period thereafter, except any of said instruments which terminate or are cancelable without penalty during such twelve-month period. The information required in Schedule G shall also include and designate the top ten contracts by dollar amount for the previous two years prior to the Final Closing Date.

(v) **Loan Agreements.** Schedule A shall be comprised of a complete and accurate copies of all loan agreements and other documents with respect to obligations of **Selling Parent** or **Selling Entity** for the repayment of borrowed money.

(vi) **Consents Required.** Schedule I shall be comprised of a complete list of all material agreements wherein consent to the transaction herein contemplated is required to avoid a default thereunder; or where notice of such transaction is required at or subsequent to closing.

(vii) **Articles and Bylaws**. Schedule J shall be comprised of a complete and accurate copies of the Articles of Incorporation and Bylaws of each of the **Sellers**, together with all amendments thereto to the date hereof. This Schedule shall include all corporate governance documents interpreting, modifying or implementing any authority or right specified in the Articles of Incorporation and Bylaws or affecting the **Selling Parent** or **Selling Entity** generally.

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(viii) **Shareholders.** Schedule K shall be comprised of a complete list of all persons or entities holding capital stock of **Selling Parent** or any rights to subscribe for, acquire or receive shares of the capital stock of **Selling Parent** (whether warrants, calls, options or conversion rights), including copies of all stock option plans, whether qualified or nonqualified, and other similar agreements.

(ix) **Officers and Directors.** Schedule L shall be comprised of a complete and current list of all officers and Directors of **Selling Parent**.

(x) **Jurisdictions Where Qualified.** Schedule R shall be comprised of a list of all jurisdictions wherein the **Selling Parent** or **Selling Entity** is qualified to do business and is in good standing.

(xi) **Subsidiaries.** Schedule S shall be comprised of a complete list of all subsidiaries of **Selling Parent**. The term "Subsidiary" or "Subsidiaries" shall include corporations, unincorporated associations, partnerships, joint ventures or similar entities in which the **Selling Parent** has an interest, direct or indirect.

(xii) **Employee Benefit Plans.** Schedule V shall be comprised of complete and accurate copies of all salary, stock option, bonus, incentive compensation, deferred compensation, profit sharing, retirement, pension, group insurance, disability, death benefit or other benefit plans, trust agreements or arrangements of the **Selling Parent** in effect on the date hereof or to become effective after the date thereof, together with copies of any determination letters issued by the IRS with respect thereto.

(xiii) **Customers.** Schedule X shall be comprised of a complete and accurate list (in all material respects) of the customers of the **Selling Parent**, including all presently effective contracts of the **Selling Parent** to be assigned to the **Selling Entity**, accounting for the principle revenues of the **Selling Entity**, indicating the dollar amounts of gross revenues of each such customer for the period ended as of a recent date. Schedule X shall also include and designate the top ten customers by dollar amount for the previous two years prior to the Final Closing Date.

(xiv) **Licenses and Permits.** Schedule Y shall be comprised of a complete list of all material licenses, permits and other authorizations of the **Selling Parent**.

(xv) **Information regarding new entities.** For each schedule required herein, if any information or statement or disclosure would require information regarding the **Selling Entity** be included or disclosed to be more accurate, such information, statement or disclosure shall include such information regarding the **Selling Entity.**

(b) **Organization, Standing and Power**. Each of **Selling Entity** and **Selling Parent** is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate power to own or lease its properties and carry on its business as is now being conducted.

(c) **Qualification**. Each of the **Sellers** is duly qualified and licensed as a foreign corporation authorized to do business in each jurisdiction wherein it conducts business operations where, in each jurisdiction, the failure to qualify would have a Material Adverse Effect on the **Selling Parent** or its business operations.

Such jurisdictions, which are the only jurisdictions in which any of the **Seller** is

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duly qualified and licensed as a foreign corporation, is shown in Schedule R.

(d) **Capitalization of Selling Parent**. The authorized capital stock of **Selling Parent** consists of 1000 common shares of Common Stock, $1 par value per share, of which the only shares issued and outstanding are the 1000 shares issued to the shareholders listed on Schedule K, which shares were duly authorized, validly issued and fully paid and nonassessable. There are no preemptive rights with respect to the **Selling Parent** stock.

(e) **Capitalization of Selling Entity**. The authorized capital stock of **Selling Entity** consists of 1000 common shares of Common Stock, $ 1 par value per share, of which the only shares issued and outstanding are the shares issued to the **Selling Parent**, which shares were duly authorized, validly issued and fully paid and nonassessable and, upon delivery to the **Purchaser**, shall vest full and absolute ownership and control of the **Selling Entity** in the **Purchaser**. There are no preemptive rights with respect to the Shares.

(f) **Authority**. The execution and delivery of this Agreement and consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action, including, but not limited to, duly and validly authorized action and approval by the Board of Directors of the **Selling Parent**. This Agreement constitutes the valid and binding obligation of the **Sellers**, enforceable against each of them in accordance with its terms, subject to the principles of equity applicable to the availability of the remedy of specific performance. This Agreement has been duly executed by **Selling Parent** and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement shall not result in any breach of any terms or provisions of either of **Sellers'** Articles of Incorporation or Bylaws or of any other agreement, court order or instrument to which either of the **Sellers** is a party or bound. The execution and delivery of this Agreement and consummation of the transactions contemplated herein shall further have been duly authorized by all necessary corporate actions of the **Selling Parent** and **Selling Entity**.

(g) **Absence of Undisclosed Liabilities**. **Selling Parent** has no material liabilities of any nature, whether fixed, absolute, contingent or accrued, which were not reflected on the financial statements set forth in Schedule C, the statements of liabilities set forth on Schedules E, F and F-1 or otherwise disclosed in this Agreement or any of the other Schedules or Exhibits attached hereto, including, but not limited to, any liability or knowledge or any liability or threat of same, except as same is disclosed on Schedules C, E, F and F, and/or for (i) any unpaid Taxes or for income, transfer and other Taxes arising in connection with or as a result of the operation of the business of either of the **Selling Parent** before Closing or the consummation of the transactions contemplated hereby; (ii) any obligation of the **Selling Parent** to indemnify any Person (including any stockholder) by reason of the fact that such Person was a director, officer, employee, or agent of the **Selling Parent** or was serving at the request of such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise); (iii) any liability for criminal activity, criminal or civil fraud or intentional or willful wrongdoing by the **Selling Parent** or its officers, directors, employees or agents occurring prior to the Final Closing Date; or (v) any liability

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with respect to any environmental claim arising in connection with or out of the operation of the business of the **Selling Parent** before the Final Closing.

(h) **Absence of Obligations of Selling Entity**. None of the representations or warrantees made by the **Selling Parent** or the schedules or disclosures made in furtherance or in compliance with such representations or warrantees shall fail to disclose any obligation imposed on **Selling Entity** in connection with its formation or as a result of facts or circumstances of obligations on either of the **Sellers**.

(i) **Absence of Changes**. Since December 31, 2010, there has not been any material adverse change in the condition (financial or otherwise), assets, liabilities, earnings or business of the **Selling Parent** or increased risk of Adverse Consequences, except for changes and increased risk as fully described on Schedule C.

(j) **Tax Matters**. Except as disclosed in this Agreement, all taxes and other assessments and levies which **Selling Parent** is required by law to withhold or to collect have been duly withheld and collected, and have been paid over to the proper government authorities or are held by **Selling Parent** in separate bank accounts for such payment or are represented by depository receipts, and all such withholdings and collections and all other payments due in connection therewith (including, without limitation, employment taxes, both the employee's and employer's share) have been paid over to the government or placed in a separate and segregated bank account for such purpose. There are no known deficiencies in income taxes for any periods and further, the representations and warranties as to absence of undisclosed liabilities contained in paragraph 5(a)(iii) includes any and all tax liabilities of whatsoever kind or nature (including, without limitation, all federal, state, local and foreign income, profit, franchise, sales, use and property taxes) due or to become due, incurred in respect of or measured by **Selling Parent** income or business prior to the Final Closing Date.

(k) **Options, Warrants, etc**. Except as otherwise described in Schedule K, there are no outstanding options, warrants, calls, commitments or agreements of any character to which the **Selling Parent** or its shareholders are a party or by which the **Selling Parent** or its shareholders are bound, or are a party, calling for the issuance of shares of capital stock of **Selling Parent** or any securities representing the right to purchase or otherwise receive any such capital stock of **Selling Parent** or of **Selling Entity**.

(l) **Title to Assets**. Except for liens set forth in Schedule E, the **Selling Parent** is the sole and unconditional owner of, with good and marketable title to, all the Assets and patents listed in the schedules as owned by **Sellers** and all other material property and Assets are free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever.

(m) **Title of Selling Entity to its Assets.** As of the Final Closing, **Selling Entity** shall be the sole and unconditional owner of, with good and marketable title to, all the Assets and patents listed in the schedules as owned by it and all such Assets shall be free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever except those liens paid off and released in connection with the Final Closing.

(n) **Agreements in Force and Effect**. Except as set forth in Schedules G and H, all material contracts, agreements, plans, promissory notes, mortgages, leases, policies, licenses, franchises or similar instruments to which **Selling Parent** is a

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party are valid and in full force and effect on the date hereof, and neither **Selling Parent** nor **Selling Entity** has breached any material provision of, and is not in default in any material respect under the terms of, any such contract, agreement, plan, promissory note, mortgage, lease, policy, license, franchise or similar instrument which breach or default would have a material adverse effect upon the business, operations or financial condition of **Selling Parent** and **Selling Entity**.

(o) **Legal Proceedings, etc**. Except as set forth in Schedule N, there are no civil, criminal, administrative, arbitration or other such proceedings or investigations pending or to the knowledge of **Selling Parent**, threatened, in which, individually or in the aggregate, an adverse determination would materially and adversely affect the assets, properties, business or income of **Selling Parent. Selling Parent** and **Selling Entity** have substantially complied with, and are not in default in any material respect under any laws, ordinances, requirements, regulations or orders applicable to the businesses of either which default could have a material adverse effect upon the business, operations or financial condition of **Selling Parent** or **Selling Entity**.

(p) **Governmental Regulation**. To the knowledge of **Selling Parent** and except as set forth in Schedule N, neither **Selling Parent** nor **Selling Entity** is in violation of or in default with respect to any applicable law or any applicable rule, regulation, order, writ or decree of any court or any governmental commission, board, bureau, agency or instrumentality, or delinquent with respect to any report required to be filed with any governmental commission, board, bureau, agency or instrumentality which violation or default could have a material adverse effect upon the business, operations or financial condition of **Selling Parent** or **Selling Entity**.

(q) **Broker and Finders**. **Selling Parent** shall be solely responsible for payment to any broker or finder retained by **Selling Parent** for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein.

(r) **Accuracy of Information**. No representation or warranty by **Selling Parent** contained in this Agreement and no statement contained in any certificate or other instrument delivered or to be delivered to **Purchaser** pursuant hereto or in connection with the transactions contemplated hereby (including without limitation all Schedules and Exhibits hereto) contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

(s) **Subsidiaries**. Except as listed in Schedule S, neither **Selling Parent** or **Selling Entity** has any other subsidiaries or own, directly or indirectly, any ownership, equity, profits or voting interest in any corporation, partnership, joint venture or other Person, and neither has any agreement or commitment to purchase any such interest representing ten percent (10%) or more of the issued and outstanding stock of any other corporation.

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(t) **Consents**. Except as listed in Schedule I, no consent or approval of, or registration, qualification or filing with, any other governmental authority or other person is required to be obtained or accomplished by **Selling Parent** or **Selling Entity**, in connection with the consummation of the transactions contemplated hereby. The consent of Laurus, if necessary for execution of this Agreement, shall have been obtained in writing and furnished prior to the Initial Closing.

(u) **Statutory Requirements and Governmental Approval**. All statutory requirements and all authorizations, consents, approvals, permits and orders of all Governmental Agencies required be obtaining or fulfilling by **Selling Parent** or **Selling Entity** for consummation of the transactions contemplated by this Agreement shall have been obtained or fulfilled.

(v) **Shareholder Approval**. The Shareholders of **Selling Parent** shall have approved this Agreement.

(w) **Copies of Documents**. **Selling Parent and Selling Entity** have each made available for inspection and copying by **Purchaser** and its duly authorized representatives, and will continue to do so at all times, true and correct copies of all documents which it has filed with any has filed with any Governmental Agency having jurisdiction over it including, if **Selling Parent** is required to file reports under the Exchange Act, the Securities and Exchange Commission, and all other Governmental Agencies which are material to the terms and conditions contained in this Agreement. Furthermore, all filings by **Selling Parent** or **Selling Entity** with Governmental Agencies, including but not limited to the IRS, have contained information which is true and correct in all material respects and did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading or which could have any Material Adverse Effect upon the financial condition or operations of **Selling Parent** or **Selling Entity** or adversely affect the objectives of this Agreement.

(x) **Assignment of Business Model and Right to Continue Business**. The **Purchaser** as acquirer of the business model and part of the business of **Selling Parent** shall have the right and capacity to continue doing business in the manner of, and consistent with, the business model of **Selling Parent**, subject only to limitations expressly indicated in the Schedules or the acts of the acquirers following the Final Closing. The assignment of the Acquired Assets shall permit such acquirers to own, operate, control and exploit the business and business model of the **Selling Parent** in the manner consistent with the ownership, operation, control and exploitation, by the **Selling Parent** prior to Closing.

(y) **Investment Intent of Selling Entity**. **Selling Parent** represents and warrants to **Purchaser** that, if any shares of common stock or other securities shares are held by the Selling Entity as part of the Acquired Assets which have not been registered under the Securities Act of 1933 (the "Securities Act") and are therefore "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, such shares or other securities have previously been acquired for its own account and for investment and not with a view to the public resale or distribution of such shares or other securities and further acknowledges that the **Selling Parent** agrees and acknowledges that such shares or other

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securities will be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

6 **Conduct and Transactions of Purchaser**. During the period from the date hereof to the "Closing Date" (as hereinafter defined), **Purchaser** shall:

(a) Conduct its operations in the ordinary course of business, including but not limited to, paying all obligations as they mature, complying with all applicable tax laws, filing all tax returns required to be filed and paying all taxes due.

(b) Maintain its records and books of account in a manner that fairly and correctly reflects its income, expenses, assets and liabilities.

7 **Conduct and Transactions of Selling Parent** and **Selling Entity**. During the period from the date hereof to the Final Closing Date, each of **Selling Parent** and **Selling Entity** shall:

(a) Conduct the operations of **Selling Parent** in the ordinary course of business, including but not limited to, paying all obligations as they mature, complying with all applicable tax laws, filing all tax returns required to be filed and paying all taxes due.

(b) Cause to be conducted, the operations of the **Selling Entity** in the ordinary course of business, including but not limited to, paying all obligations as they mature, complying with all applicable tax laws, filing all tax returns required to be filed and paying all taxes due.

(c) Maintain its records and books of account in a manner that fairly and correctly reflects its income, expenses, assets and liabilities.

(d) Neither **Selling Parent** nor **Selling Entity** shall, prior to the Final Closing, waste nor diminish nor fail to collect, nor fail to enforce collection of any and all of its revenues including, but not limited to, any and all residual income and referral income.

(e) Neither **Selling Parent** nor **Selling Entity** shall, during such period, except in the ordinary course of business, without the prior written consent of **Purchaser**:

(i) Except as otherwise contemplated or required by this Agreement, sell, dispose of or encumber any of the Assets of **Selling Parent or Selling Entity**;

(ii) Declare or pay any dividends on shares of its capital stock or make any other distribution of assets to the holders thereof;

(iii) Issue, reissue or sell, or issue options or rights to subscribe to, or enter into any contract or commitment to issue, reissue or sell, any shares of its capital stock or acquire or agree to acquire any shares of its capital stock;

(iv) Except as otherwise contemplated and required by this Agreement, amend its Articles of Incorporation or merge or consolidate with or into any other corporation or sell all or substantially all of its assets or change in any manner the rights of its capital stock or other securities;

(v) Except as otherwise contemplated and required by this Agreement, pay or incur any obligation or liability, direct or contingent, of more than $1,000;

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(vi) Incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become responsible for obligations of any other party, or make loans or advances to any other party;

(vii) Make any material change in its insurance coverage;

(viii) Increase in any manner the compensation, direct or indirect, of any of its officers or executive employees;

(ix) Except in accordance with existing employment contracts, enter into any agreement or make any commitment to any labor union or organization;

(x) Make any material capital expenditures in excess of $1,000.00; or

(xi) Allow any of the foregoing actions to be taken by any subsidiary of **Selling Parent** or **Selling Entity**.

8. **Rights of Inspection**. During the period from the date of this Agreement to the Final Closing of the acquisition, **Purchaser** and **Selling Parent** agree to use commercially reasonable efforts to give the other party, including its representatives and agents, full access to the premises, books and records of each of the entities, and to furnish the other with such financial and operating data and other information including, but not limited to, copies of all legal documents and instruments referred to on any schedule or exhibit hereto, with respect to the business and properties of **Purchaser** or **Selling Parent**, as the case may be, as the other shall from time to time request; provided, however, if there are any such investigations: (1) they shall be conducted in such manner as not to unreasonably interfere with the operation of the business of the other parties and (2) such right of inspection shall not affect in any way whatsoever any of the representations or warranties given by the respective parties hereunder. In the event of termination of this Agreement, **Purchaser** and **Selling Parent** will each return to the other all documents, work papers and other materials obtained from the other party in connection with the transactions contemplated hereby, and will take such other steps necessary to protect the confidentiality of such material.

9. **The Initial Closing.**

(a) The Parties shall conduct an "Initial Closing" the purpose of which is the transfer of control of the Acquired Assets to the **Purchaser** to facilitate the transactions contemplated.

(b) The Initial Closing shall take place at the offices of the **Selling Parent** on or before March 15, 2011.

(c) At the Initial Closing, the **Selling Parent** shall deliver control of the Acquired Assets to the **Purchaser** by consent and letters of direction and assignment (in such forms as the customers, vendors and employees deem necessary to reflect such transfer of control, the result of which is that the **Purchaser** will be responsible for payments all costs incurred following the Initial Closing through the Final Closing but the **Purchaser** shall receive and keep all revenues and profits after the Initial Closing.

(d) **Selling Parent** will furnish **Purchaser** with the assignments, such passwords, account information, assignment forms, signature cards and similar documents as permit **Purchaser** to acquire control over those accounts, domain names, bank accounts, email accounts, computer systems and networks and other assets and relationships as utilize any similar control to as to effectuate the assignments of control contemplated herein of the Acquired Assets.

(e) In the event that the **Selling Parent** requires interim financing pending

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payment of the Purchase Price, the Parties agree to pursue such a financing arrangement (and **Purchaser** shall have the right of first refusal to provide same) up to One Million and five Hundred Thousand Dollars ($1,500,000) on commercially reasonable terms as permit **Purchaser** to protect its interests in the Assets in the event of a failure to close at the Final Closing.

(f) The Parties shall enter into such management agreements as a reasonably necessary to confirm the transfer of control but no such management agreement shall vary the terms and conditions of this Agreement nor impose liability on the part of the **Purchaser** except for actions deemed willful misconduct or gross negligence in the operations of the Business of the **Selling Entity** or the Assets.

10. **The Final Closing.** The consummation of the transactions contemplated by this Agreement (the "Final Closing") shall take place at the offices of the **Selling Parent** on or before April 15, 2011 at 2:00 PM EDT, (the "Closing Date") or at such other place or date and time as may be agreed to by the parties hereto. The Closing will be effective for all purposes as of the date of the Initial Closing. At the Final Closing, the **Purchaser** shall deliver the Purchase Price and **Selling Parent** shall deliver the following deliverables, documents and items indicated herein.

(a) **Proof of ownership of the Acquired Assets by the Selling Entity.** The **Selling Parent** shall deliver copies of all bills of sale and assignments necessary to vest title to the Acquired Assets in the **Selling Entity** in the manner required herein including such documents, filings, notices and other instruments as **Purchaser** may request, by notice to at least 3 days prior to Closing, that such documents, filings, notices and other instruments are reasonably required to assure vesting of title in the manner required herein. **Selling Parent** shall deliver the Shares in the manner required herein.

(b) **Selling Parent** and **Selling Entity** shall both convey interests relating to employees and consultants by delivery of the "Bill of Sale" in the form attached hereto as Exhibit C in favor of **Purchaser** who may present same to appropriate Governmental Agencies as reasonably necessary.

(c) **Opinion of Counsel as to the Contemplated Conveyances.** The **Selling Parent** shall provide an opinion of counsel confirming the propriety and effectiveness of the contemplated conveyances of the Shares and the vesting of title in the **Purchaser** in the manner contemplated herein and ownership of the Acquired Assets by the **Selling Entity** as required herein free and clear of such Excluded Liabilities including any adverse litigation or other claims or liens to be released as provided herein, and the effect of any such pending actions or demands.

(d) **Release of Liens of Excluded Liabilities.** Laurus and any other holder of a lien, encumbrance or security interest being paid as of the Final Closing shall have released any and all claims of liens, security interests or other rights to any and all of the Acquired Assets.

(e) **Assignment and Assumption Agreement.** Only as to the Assumed Liabilities, the Parties shall execute and exchange an "Assignment and Assumption Agreement" in the form attached hereto as Exhibit B.

11. **Conditions to Obligation to Close**. The obligations of each of the Parties hereto to consummate the transactions to be performed by it in connection with the Final Closing is subject to the satisfaction of the following conditions (provided, however, that either

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Party may waive any condition specified herein in a writing so stating executed and delivered at or prior to the Final Closing or indicate, by execution of a waiver on the page indicated for each such schedule that such schedule, may be delivered as a post-closing item):

(a) All holders of claims, security interests, liens or encumbrances to be paid through the Final Closing shall have consented in writing to the contemplated transaction in form and substance to permit release of the liens, termination and release of the Excluded Liabilities and release of all of Acquired Assets from such obligations subject only to payments of proceeds from the Final Closing in exchange for appropriate releases to effectuate same.

(b) **Purchaser** shall have approved, in writing, of all of the Schedules hereto, including, but not limited to, the description of the Acquired Assets, the Assumed Liabilities and the Excluded Liabilities.

(c) The representations and warranties set forth in paragraphs 4 and 5 above will be true and correct in all material respects at and as of the Final Closing Date, except that representations and warranties qualified by materiality will be true and correct in all respects at and as of the Final Closing Date.

(d) The other Party shall have performed and complied with all of its covenants hereunder in all material respects through the Final Closing, except that covenants qualified by materiality will have been performed and complied with in all respects through the Final Closing.

(e) No action, suit, or proceeding will be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of the **Purchaser** to own the Shares or any of the Acquired Assets, and to operate the business of **Selling Entity** (and no such injunction, judgment, order, decree, ruling, or charge will be in effect);

(f) **Selling Parent** shall have made such arrangements for the Excluded Liabilities and the holders of claims thereunder so as to be able to continue in existence for a period of not less than ninety (90) days following the Final Closing with no intent or need to file for protection under any bankruptcy statutes (including 11 US Code §101 *et. seq.*) as would permit a court to set aside the transaction consummated hereunder.

(g) All actions to be taken by the Party in connection with consummation of each of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the other Party;

(h) All schedules and exhibits will have been completed and any schedules or exhibits prepared, delivered or modified or corrected after the execution of this Agreement shall be approved by the party receiving same; and

(i) The documents and deliveries required as of the Final Closing Date shall have been made and delivered.

(j) The parties shall have entered into an escrow or other irrevocable arrangement to allow to occur the closing of the Related Transaction.

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12. **Delay for completion of Post Closing Items**. In the event that the independent auditors of the **Purchaser** are not able to determine suitability of any of the Acquired Assets for audit as of the Final Closing Date, the **Purchaser** shall have the right to require that the Final Closing shall be deferred until such time as the audit is complete or the requirements under Section 11(a) can be met. The extension contemplated herein shall be no later than thirty (30) days following the proposed Closing Date and, upon notice of same, the Parties shall agree on the Final Closing on a new "Closing Date" and proceed accordingly. In the event that an audit by the independent auditors of the **Purchaser** discloses terms or facts which require changes or modification of this Agreement or any agreements to be exchanged in connection herewith or any exhibits or schedules or appendices, the parties agree to make such changes or modifications as appropriate but **Purchaser** shall have absolute discretion as to the need or extent for such changes or modifications.

13. **Disputes; Arbitration Procedure**. Each of the parties hereto agrees that it will attempt to settle any dispute, claim or controversy arising out of this Agreement through good faith negotiations in the spirit of mutual cooperation between senior business executives of the parties to such dispute. Any dispute, claim or controversy (other than claims for equitable relief or rescission of this Agreement) that cannot be resolved by the parties hereto through good faith negotiations within thirty (30) days of notification to the counter-party of the commencement of the dispute resolution procedures of this paragraph will then, upon the written request of any party hereto, be resolved by binding arbitration conducted in accordance with the then effective commercial arbitration rules of JAMS/Endispute in its offices in Chicago, Illinois by a sole arbitrator. Such arbitrator shall be mutually agreeable to the parties. If the parties cannot mutually agree upon the selection of an arbitrator, the arbitrator shall be selected in accordance with the rules of the then effective commercial arbitration rules of JAMS/Endispute. To the extent not governed by such rules, such arbitrator shall be directed by the parties to set a schedule for determination of such dispute, claim or controversy that is reasonable under the circumstances. Such arbitrator shall be directed by the parties to determine the dispute in accordance with this Agreement and the substantive rules of law (but not the rules of procedure or evidence) that would be applied by a federal court required to apply the internal law (and not the law of conflicts) of the State of Illinois. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction. Nothing contained herein shall prevent any party hereto from resorting to judicial process if injunctive or other equitable relief from a court is necessary to prevent injury to such party or its Affiliates. The use of arbitration procedures will not be construed under the doctrine of laches, waiver or estoppel to affect adversely the rights of any party hereto to assert any claim or defense.

14. **Post Closing Matters.**

(a) **Mutual Assistance**. Subsequent to the Final Closing, each of the parties hereto, at their own cost, will assist each other (including by the retention of records and the provision of access to relevant records) in the preparation of their respective Tax Returns and the filing and execution of Tax elections, if required, as well as in the defense of any audits or litigation that may ensue as a result of the filing thereof, to the extent that such assistance is reasonably requested. Each of the parties hereto shall execute and deliver, and shall cause its Affiliates to execute and deliver, from time to time, such further instruments of conveyance, transfer, assignments, receipts and other instruments and take such additional action as any other party hereto may reasonably request to effect or consummate the transactions contemplated or to otherwise carry out the purposes and intent

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of this Agreement hereby.

(b) **Transfer Taxes; Recording Charges**. Notwithstanding anything to the contrary herein, all transfer, documentary, sales, use, stamp, registration and other such similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the party incurring such Taxes when due, and each party will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law.

(c) **Expenses**. Except as otherwise set forth in this Agreement, each of the parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including, but not limited to, any such costs and expenses incurred by any party hereto in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including, without limitation, the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the transactions contemplated hereby are consummated.

(d) **Nature and Survival of Representations**. All statements contained in any written certificate, schedule, exhibit or other written instrument delivered by **Purchaser** or **Selling Parent** pursuant hereto, or otherwise adopted by **Purchaser**, by written approval, or by **Selling Parent** by written approval, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by **Purchaser** or **Selling Parent** as the case may be. All representations, warranties and agreements made by either party shall survive for eighteen (18) months or, in the event of matters pertaining to for title to shares, indebtedness, capitalization, taxes, fraud or willful misconduct, through the period of the applicable statute of limitations, if longer.

(e) **Effect of Claims for Misrepresentations or Breach of Warranties**. In the event of any claim for misrepresentation or breach of warranty, no claim shall lay with the party claiming unless the aggregate value of such claim together with all prior claims exceeds $20,000. Neither **Selling Parent** nor **Purchaser** shall be entitled to claim or receive any amounts in excess of the Purchase Price. Each party shall be entitled to offset, against any claim made, the value or extent of tax savings realized or insurance proceeds received and no claim for any misrepresentation or breach of warranty shall entitle the claimant to consequential, punitive, indirect or similar damages.

15. **Confidentiality**. Except for required disclosures, no party shall disclose any information received from another party to this Agreement, except as required to obtain approval from a Governmental Entity; or except to the extent such information was or is disclosed in sources generally available to the public. Each party may use the confidential information disclosed to it by another party in connection with the consummation of the contemplated transaction, the enforcement of its rights hereunder or the investigation or evaluation of any condition or circumstance relating to the transaction. The obligations to keep confidential, the information disclosed by a party shall bind the recipient of such information for a period of three (3) years following the Final Closing Date or the sooner release of such information from some other source not related to, affiliated

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with or acting in concert with the recipient of such information.

16. **Press Releases and Public Announcements**. No Party may issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties. The Parties acknowledge that, if any Party has reporting obligations under the Securities Exchange Act of 1934, they agree to use reasonable best efforts to propose and negotiate acceptable disclosures which conform, as to content and timing, to all disclosures required under said act and the consent of the other Party to such disclosures shall not be unreasonably withheld or delayed.

17. **Notices**. All notices necessary or appropriate under this Agreement shall be effective when personally delivered or deposited in the United States mail, postage prepaid, certified or registered, return receipt requested, and addressed to the parties last known address which addresses are currently as follows:

If to "**Purchaser**":

Zolon Corporation
2850 Golf Road, Suite 30
Rolling Meadows, IL 60008

If to "**Selling Parent**"

Sandy K. Chandra
MGL Americas Inc,
1249 South River Road
Suite 102
Cranbury, NJ 08512

or to such other individual or address as a Party may designate for itself by notice given as herein provided.

18. **Termination.** Anything herein to the contrary notwithstanding, this Agreement and any agreement executed as required hereunder and the acquisition contemplated hereby may be terminated at any time before the Final Closing by mutual written consent of the Boards of Directors of **Purchaser** and **Selling Parent** or by either Party if any of the conditions of paragraph 11 shall not have been satisfied by the Final Closing Date.

(a) **Termination of Obligations and Waiver of Conditions; Payment of Expenses**. In the event this Agreement and the contemplated transaction are terminated and abandoned by mutual consent, this Agreement shall become void and of no force and effect and there shall be no liability on the part of any of the parties hereto, or their respective directors, officers, shareholders or controlling persons to each other. Each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and any of the documents evidencing the transactions contemplated hereby, including fees, expenses and disbursements of counsel.

(b) **Termination for Inability to Close.** In the event that **Selling Parent** is

Purchase Agreement

unable to provide the deliverables due at the Final Closing or make the assignments of the Acquired Assets in the manner provided, or **Selling Parent** otherwise fails to perform any condition, obligation or requirement to close, **Selling Parent** agrees to pay a "Breakaway Fee" equal to the sum of $250,000 representing the estimated costs, expenses and opportunity costs of **Purchaser** in pursuit of the contemplated transaction. Such sum represents the good faith estimate of **Purchaser'** costs, expenses, including attorney fees, and foregone opportunities and is not intended as a forfeiture but such sum is agreed to be liquidated damages and no other amounts shall be due or owing as a result of such termination.

19 **Miscellaneous Provisions.**

(a) **Governing Law and Jurisdiction**. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois. Except as to matters subject to arbitration (other than enforcement of awards therefrom or enforcement of any party's agreement to arbitrate), to the extent permitted by law, each of the parties hereto hereby irrevocably submits to the jurisdiction of any state court sitting in Cook County, State of Illinois or United States Federal Court sitting in the Northern District of State of Illinois, over any suit, action or other proceeding brought by any party arising out of or relating to this Agreement, and each of the parties hereto hereby irrevocably agrees that all claims with respect to any such suit, action or other proceeding shall be heard and determined in such courts.

(b) **No Third-Party Beneficiaries**. Except as otherwise expressly set forth in this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including, without limitation, employees, creditors or stockholders of any of the parties.

(c) **Amendments and Waivers**. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by each of the Parties hereto. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(d) **Severability**. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(e) **Entire Agreement**. This Agreement (including the Appendices, Schedules and other documents referred to or incorporated by reference herein or attached hereto) constitutes the entire agreement between the Parties and supersedes any

Purchase Agreement

prior understandings, agreements, or representations by or between the Parties, written or oral, (including without limitation, the letters of intent, memoranda of understanding and similar non-binding documents) to the extent they related in any way to the subject matter hereof. The Appendices and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(f) **Construction**. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Words in the singular will be held to include the plural and vice versa, and words of one gender will be held to include the other genders as the context requires. The terms "hereof," "herein," and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Appendices hereto) and not to any particular provision of this Agreement. Article, Section, paragraph, Appendices and Schedule references are to the Articles, Sections, paragraphs, Appendices and Schedules to this Agreement unless otherwise specified. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified. The word "or" will not be exclusive, and references to a Person are also references to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction or presumption requiring construction or interpretation against a particular party may be applied against any Person.

(g) **Captions**. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

(h) **Succession and Assignment**. This Agreement is binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. The **Selling Parent** may not assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the **Purchaser** but the **Purchaser** shall have the right to assign this Agreement and its rights and obligations hereunder to another entity demonstrating its ability to fulfill each and all of the **Purchaser**'s obligations including but not limited to payment of the Purchase Price and **Selling Parent** shall consent to such assignment upon reasonable proof of the ability of such other party to perform.

(i) **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic (i.e., PDF) transmission will constitute effective execution and delivery of this Agreement and may be used instead of the original Agreement for all purposes.

(j) **Attorneys' Fees**. If any legal action, arbitration, mediation or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with this Agreement, then the successful or substantially prevailing Party or Parties will be entitled to

Purchase Agreement

recover reasonable attorneys' fees and other costs, including court costs, incurred in that action or proceeding, in addition to any other relief to which the successful or substantially prevailing Party or Parties may be entitled.

[Signature pages to follow]

balance ofpage is blank

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ɴ

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Selling Parent:

MGL Americas, Inc.

By:

K. (Sandy) Chandra
CEO

Purchaser:

Zolon Corporation

By:

Dhru Desai
CFO

Purchase Agreement

APPENDIX A

CERTAIN DEFINITIONS

As used in this Agreement, the following terms have the respective meanings ascribed to them in this Appendix A. Any use of such terms in a different form, tense or format solely as a result of the application of grammatical rules shall be interpreted in a manner consistent with the following definitions.

"**Assets**" means, all right, title, and interest in and to all of the assets and properties of **Selling Parent** owned, used or utilized or held for use by the **Selling Parent**, whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise, and wherever located, including, without limitation, the following (or as specifically listed on Schedule D):

(a) all cash and cash equivalents and billed and unbilled accounts receivable;

(b) all of its Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions and any other proprietary rights;

(c) all of its agreements and contracts and contractual rights, known or unknown, perfected or in choate, including without limitation, accounts and trade accounts and all rights thereunder;

(d) all of its Permits, to the extent transferable;

(e) all of its credits, prepayments, prepaid expenses, and deferred items, claims, causes of action, chooses in action, rights of recovery, rights of set off, and rights of recoupment;

(f) all of its tangible personal property (including supplies, inventory, equipment, furniture, trucks, automobiles);

(g) all of its books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings, specifications, creative materials, advertising and promotional materials, customer lists, studies, reports, and other printed, written or machine-readable materials;

(h) the trade names "Mascon Global Limited" or "MGL Americas, Inc." and any other trade names owned or used by the **Selling Parent**; and

(i) goodwill and going concern value of **Selling Parent** and the business and business model of **Selling Parent**;

"**Cash**" means a payment or tender of United States lawful currency, in good funds, whether held in account or transferred when due, which shall be immediately deliverable to the party to whom due.

"**Contracts**" means with respect to any Person, all agreements, contracts, commitments, franchises, covenants, authorizations, understandings, licenses, mortgages, promissory notes, deeds of trust, indentures, leases, plans or other instruments, certificates or obligations, whether written or oral, to which said Person is a party, under which said Person has or may acquire any right or has or may become subject to any obligation or by which said Person, any of said Person's outstanding shares of stock or any of its assets is bound. "**Contractual Obligation**" shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, contract, lease, license,

Appendices to Share Purchase Agreement

instrument or other arrangement or undertaking to which such Person is a party or by which it or any of its property is bound.

"**Environmental Laws**" means all applicable Laws concerning the pollution or protection of the environment or the use, generation, transportation, storage, treatment, processing, disposal or release of Hazardous Substances, as the foregoing are enacted and in effect on the Final Closing Date, including, without limitation, the Federal Solid Waste Disposal Act, as amended, the Federal Clean Air Act, as amended, the Federal Clean Water Act, as amended, the Federal Resource Conservation and Recovery Act of 1976, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Toxic Substances Control Act, as amended, regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency and regulations of any state or local department of natural resources or other environmental protection agency.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**GAAP**" means generally accepted accounting principles, consistently applied, in the United States.

"**Governmental Agency**" or "**Governmental Entity**" means any court, tribunal, administrative agency or commission, taxing authority or other governmental or regulatory authority, domestic or foreign, of competent jurisdiction or any other instrumentality of any government, including, without limitation, agencies, bureaus, departments, boards, commissions, officials acting in official capacity, political subdivision or other instrumentalities of any country, state, province, city or municipality or any political subdivisions thereof exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Hazardous Substances**" means any flammables, explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products, methane, hazardous materials, hazardous wastes, hazardous or toxic substances, pollutants or contaminants or related materials regulated under, or as defined in any Environmental Law.

"**Intellectual Property**" means (a) all trade secrets and confidential business information (including customer and supplier lists, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, pricing and cost information, and business and marketing plans and proposals), (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (d) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (e) all mask works and all applications, registrations, and renewals in connection therewith, (f) all computer software (including data and related documentation), (g) all domain names, websites, phone numbers and facsimile numbers, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

"**IRC**" means the Internal Revenue Code of 1986 as amended from time to time and codified in Title 26 of the United States Code.

"**Law**" or "**Laws**" means any and all federal, state, local or foreign laws, statutes,

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ordinances, codes, rules, regulations or Orders.

"**Liability**" means any liability, debt, loss, cost, expense, fine, penalty, obligation or damage of any kind, (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"**Lien**" or "**Security Interest**" means any security interest existing or claimed, whether or not yet perfected, including without limitation, mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind and landlords', mechanics', materialmens', carriers', workmens', contractors' and warehousemens' liens whether or not arising or incurred in the ordinary course of business as well as Taxes whether or not yet due.

"**Material Adverse Effect**" or "**Adverse Consequences**" means, as to any Person, any and all costs of all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses. As a result of any event, circumstance, change, occurrence or effect (collectively, "Events") that, individually or in the aggregate, is materially adverse to the business, operations, financial conditions, assets, liabilities, or operating results of the Person; provided, however, that no Event will be deemed (either alone or in combination) to constitute, nor will be taken into account in determining whether there has been or may be, a Material Adverse Effect to the extent that it arises out of or relates to: (i) a general deterioration in the United States economy or in the industries in which the Person operates, including any deterioration in the business of any of the Person's significant customers, suppliers or business partners, (ii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war (whether or not declared) or the occurrence of any other calamity or crisis, including an act of terrorism, (iii) a natural disaster or any other natural occurrence beyond the control of the Person, (iv) the existence of the facts of the transaction contemplated , (v) the announcement or pendency of the transactions contemplated hereby, (vi) any change in accounting requirements or principles imposed upon the Person or any change in applicable laws, rules or regulations or the interpretation thereof, (vii) any action required by this Agreement or (viii) any action of such Person between the date hereof and the Final Closing Date which requires consent of another party to this Agreement.

"**Order**" means, with respect to any Person, any award, decision, decree, injunction, judgment, order or ruling of a Governmental Entity directed to and naming such Person and enforceable in accordance with applicable Laws.

"**Permits**" means all franchises, approvals, permits, licenses, orders, registrations, certificates, variances, exemptions, and similar rights obtained from governments and governmental agencies.

"**Person**" means any individual, sole proprietorship, partnership, corporation, association, joint stock company, limited liability company or limited partnership, trust, estate, joint venture, unincorporated association or organization, or Governmental Entity (or any department, agency, or political subdivision thereof).

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"**Proceeding**" means any action, arbitration, audit, complaint, investigation, litigation or suit (whether civil, criminal or administrative).

"**Requirement of Law**" shall mean, as to any Person, the certificate of incorporation and bylaws or other organizational or governing documents of such Person, if applicable, and any law, treaty, rule or regulation, or determination of an arbitrator or any court or other Governmental Entity, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"**Rule**" means any constitution or statute or law or any judgment, decree, injunction, order, ruling, ordinance or final regulation or rule of any Governmental Entity, including, without limitation, those relating to disclosure, usury, equal credit opportunity, equal employment, environment, employee safety and health, fair credit reporting and anti-competitive activities.

"**Subsidiary**" means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock or other equity interests entitled (regardless of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

"**Tax**" means any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, environmental (including taxes under IRC Sec. 59A), transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security(or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, fines or additions thereto or additional amounts or estimated amounts due in anticipation with or in respect of any of the foregoing.

"**Tax Return**" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax.

Appendices to Share Purchase Agreement

EXHIBIT A

BILL OF SALE

&

ASSIGNMENT SEPARATE FROM CERTIFICATE

Dated: March 1, 2011

MGL Americas, Inc., a Delaware Corporation, (hereinafter referred to as "SELLER") does hereby GRANT, BARGAIN, SELL, CONVEY, ASSIGN, TRANSFER, SET OVER AND DELIVER all of SELLER'S right, title and interest in and to all outstanding stock and any other interest held or right to **MGL Solutions Inc.**, a Delaware corporation (referred to as the "Stock") which **MGL Solutions, Inc**. owns certain assets pursuant to the terms of that certain Stock Purchase Agreement dated as of March 1, 2011 (the "SPA"), to **Zolon Corporation**, a Illinois Corporation, (hereinafter collectively referred to as "BUYER"), its successors and assigns. SELLER acknowledges receipt of good and valuable consideration, including but not limited to the "Consideration" described in the SPA, in full payment of the purchase price of the Stock conveyed hereby, the receipt and sufficiency of which are hereby acknowledged. Buyer acknowledges and accepts as such that this is an assignment separate from the certificates representing the Stock and, together with the certificates, shall evidence the vesting of full title thereto in the Buyer. SELLER hereby, in connection herewith, agrees and does waive any past and future dividend and voting rights but assigns all to BUYER.

SELLER warrants that there are no liens or encumbrances on the Stock, except: ______(none) , and that SELLER's title to the Stock is free and clear and good and merchantable. SELLER shall defend from any adverse claims to SELLER's title to the Stock sold. SELLER further hereby grants and transfers to BUER, its successors and assigns, to the extent so transferable, the benefit of, and the right to enforce, the covenants and warranties, if any, which Seller is entitled to enforce with respect to Seller's predecessors in title to any and all of the Stock. It is the intent of SELLER to convey and this Assignment hereby conveys to BUYER, all of SELLER's right, title, and interest, from and after the Date hereof, in and to the Stock, regardless of the omission of any document of conveyance, errors in description therein, any incorrect or misspelled names thereon or any transcribed or incorrect recording references thereto. From time to time after the date hereof, each of the parties hereto will, upon request by the other party and without further consideration, execute, acknowledge and deliver all such other instruments of sale, assignment, conveyance and transfer, and will take all such other reasonable action, in each case to the extent reasonably required to give effect to the transactions sought to be consummated by this Bill of Sale & Assignment Separate from Certificate. The terms of this Bill of Sale & Assignment Separate from Certificate are binding upon, and inure to the benefit of, each party hereto and its successors and permitted assign

Exhibits to Purchase Agreement – page 1

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement in Chicago, Illinois as of the date and year above.

Selling Parent:	**Purchaser:**
MGL Americas, Inc.	**Zolon Corporation**
By:	**By:**
K. Chandra	[signature]
K. (Sandy) Chandra	Dhru Desai
CEO	CFO

Exhibits to Purchase Agreement – page 2

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement with Novation (This "Assignment Agreement") is made and entered into effective as of March 1, 2011, by and among **Zolon Corporation**, a corporation formed under the laws of Illinois (the "**Buyer**") and **MGL Americas, Inc.**, a corporation formed under the laws of Delaware ("**Seller**") (each a "**Party**" and collectively the "**Parties**"), and made in light of the following Recitals which are a material part hereof:

A. **Seller** and **Buyer**, along with other parties, entered into a Stock Purchase Agreement as of March 1, 2011 (the "SPA") whereby **Buyer** acquired certain of the operational assets, but not all of the assets, operated as of the business known as MGL Americas, Inc. (only which assets acquired and not other assets are referred to herein as the "Business").

B. Under the SPA and in order to operate and exploit the Business, **Buyer** has agreed to assume only certain debts and liabilities specified therein as the "Assumed Liabilities" (as defined and identified in the SPA) which debts and creditor relationships related to and essential to the Business.

C. **Buyer** has not agreed to assume or accept any of the "Excluded Liabilities" (as defined and identified in the SPA).

D. **Seller** and **Buyer** desire that only the liabilities, debts and credit relationship described herein be assigned to **Buyer** under the terms and subject to the conditions contained in the SPA.

E. The assignment of the Acquired Assets is taking place simultaneously with the execution and delivery of this Agreement pursuant to a separate instrument.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the parties hereto, the parties agree as follows:

1. **Recitals Incorporated by Reference**. The foregoing recitals are a material part hereof and this Assignment Agreement shall be construed so as to give maximum effect thereto.

2. **Assignment and Assumption. Seller** hereby transfers, assigns, conveys, delivers and delegates to **Buyer,** only the Assumed Liabilities. **Buyer** hereby accepts such assignment and assumes and agrees to pay, discharge, perform or otherwise satisfy in due course in accordance with their respective terms only the Assumed Liabilities. Notwithstanding the foregoing, nothing contained in this Agreement will be construed to include a transfer, assignment, conveyance, delivery or delegation of any of the Excluded Liabilities.

3. **Further Assurances**. From time to time after the date hereof, each of the Parties hereto will, upon request by the other party and without further consideration, execute, acknowledge and deliver all such other instruments of sale, assignment, conveyance and transfer, and will take all such other reasonable action, in each case to the extent reasonably required to give effect to the transactions sought to be consummated by this Assignment Agreement.

4. **Successors and Assigns.** The terms of this Assignment Agreement are binding upon, and inure to the benefit of, each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other person any rights, interests, benefits or remedies of any nature whatsoever under or by reason of this Assignment Agreement.

5. **Amendments; Waiver.** This Assignment Agreement may be amended, modified or supplemented, and the terms hereof may be waived, in each case only by a written instrument executed by both parties hereto. The waiver by either party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent or other breach, whether or not similar.

Exhibits to Purchase Agreement – page 3

6. **Counterparts**. This Assignment Agreement may be executed and delivered in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. The exchange of copies of this Assignment Agreement and of signature pages by facsimile or electronic (*i.e.*, PDF) transmission will constitute effective execution and delivery of this Assignment Agreement and may be used instead of the original Assignment Agreement for all purposes.

7. **Governing Law.** This Assignment Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of law of any jurisdiction other than the State of Illinois.

8. **Interpretation.** This Assignment Agreement is subject to all of the terms, conditions and limitations set forth in the SPA. Each party hereto acknowledges that all representations, warranties, covenants and agreements made by it or its owners, as the case may be, in the SPA, including in any Schedule or Exhibit thereto, will, to the extent and for the period set forth in the SPA survive the Final Closing Date, the execution and delivery of this Assignment Agreement, the acceptance hereof and the assignment, conveyance, transfer, delivery and delegation of the Assumed Liabilities hereby effected. In the event that any provision of this Assignment Agreement is construed to conflict with a provision of the SPA, the provision of the SPA will be deemed to be controlling.

9. **Additional Terms.** In the event that any provisions of this Assignment Agreement is held to be invalid, illegal, or unenforceable, the remainder of this Assignment Agreement shall not be affected thereby but shall remain in effect giving as much force as possible, including reformation if possible, to the intent of such provisions.

Exhibits to Purchase Agreement – page 4

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Assignment Agreement effective as of the date first set forth above.

Selling Parent:

MGL Americas, Inc.

By:

K. Chandra

K. (Sandy) Chandra
CEO

Purchaser:

Zolon Corporation

By:

K. Desai

Dhru Desai
CFO

Exhibits to Purchase Agreement – page 5

EXHIBIT C

BILL OF SALE AND ASSIGNMENT

THIS BILL OF SALE AND ASSIGNMENT (the "**Bill of Sale**") made and entered into effective as of March 1, 2011, by and among, among **Zolon Corporation,** a corporation formed under the laws of Illinois (the **"Buyer"**) and **MGL Americas, Inc.,** a corporation formed under the laws of Delaware (the "**Selling Parent**"), and **MGL Solutions, Inc.**, a special-purposed holding entity recently formed under the laws of Delaware ("**Seller**") (each a "**Party**" and collectively the "**Parties**"), and made in light of the following Recitals which are a material part hereof.

RECITALS

a. **Selling Parent, Seller** and **Buyer** entered into that certain Stock Purchase Agreement dated effective as of March 1, 2011 (the "Purchase Agreement"), pursuant to which the Acquired Assets are to be sold and assigned from **Selling Parent** and **Seller** to **Buyer** and certain Assumed Liabilities are to be assumed by from **Selling Parent**, all under the terms and subject to the conditions contained in the Purchase Agreement. The assignment and assumption of the Assumed Liabilities is taking place simultaneously with the execution and delivery of this Bill of Sale pursuant to a separate instrument.

b. Capitalized terms used but not otherwise defined in this Bill of Sale have the meanings set forth in the Asset Purchase Agreement.

c. The Parties desire to set forth by separate instrument, the assignment contemplated in the Purchase Agreement.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the Asset Purchase Agreement, the parties hereto agree as follows:

1. **Sale and Assignment of Acquired Assets.** **Seller** does hereby **GRANT, BARGAIN, SELL, CONVEY, ASSIGN, TRANSFER, SET OVER AND DELIVER** unto **Buyer**, subject to the terms and reservations hereof, all of **Seller's** right, title and interest in and to the Acquired Assets, rights, title, interests and ownership set forth on Schedule A attached hereto and incorporated herein by this reference (the "Acquired Assets") and **Buyer** does hereby acquire and accept and acknowledge delivery of such Acquired Assets from **Seller**, **TO HAVE AND TO HOLD** all and singular such Acquired Assets together with all rights, titles, interests, estates, remedies, powers and privileges thereunto appertaining unto **Buyer** and **Buyer** successors and assigns forever; subject only to those matters of title identified as set forth on Schedule B attached hereto and incorporated herein by this reference (the "Permitted Exceptions"). **Seller** also hereby grants and transfers to **Buyer**, its successors and assigns, to the extent so transferable, the benefit of, and the right to enforce, the covenants and warranties, if any, which **Seller** is entitled to enforce with respect to **Seller's** predecessors in title to any and all of the Acquired Assets. It is the intent of **Seller** to convey and this Assignment hereby conveys to **Buyer**, subject to the reservations and conditions herein contained, all of **Seller's** right, title, and interest, from and after the Date hereof, in and to the Acquired Assets, regardless of the omission of any document of conveyance, errors in description therein, any incorrect or misspelled names thereon or any transcribed or incorrect recording references thereto.

2. **Selling Parent Joins to Relinquish All Rights to Acquired Assets.** The **Selling Parent** joins this Bill of Sale solely to evidence its having relinquished all right, title, interest or claim to the Acquired Assets and therefore quit-claims and conveys all such right, title, interest and claim to the Acquired Assets to the **Buyer**, including but not limited to any rights to employees or consultants under contract or obligation subject to acceptance of responsibility by **Buyer**.

Exhibits to Purchase Agreement – page 6

3. **Assumption of Employee Obligations.** **Buyer** assumes and undertakes responsibility for all of the contractual obligations for employees and independent contractors and consultants whose employment or contract is assigned as part of this Bill of Sale. **Buyer** shall pay (i) payroll wages and payroll withholding taxes which arise on or after the date of this Bill of Sale; (ii) health care (medical and dental) insurance premiums which arise on or after the date of this Bill of Sale; (iii) all liability for the attestations made in the Labor Condition Application for each employee and H1-b consultants from the original petitioning employer (with assignment of each employee's or consultant's employment to **Buyer** such that the obligations to such employees or consultants shall remain the same but for the identity of the new employer which is now **Buyer**; and (iv) the satisfaction of any other obligation under any visa, visa application, obligation to or claimed by any Governmental Entity in connection with immigration status or permission to work in the United States (including but not limited to all pending/approved Labor Certifications and I-140 applications).

4. **Further Assurances.** From time to time after the date hereof, each of the parties hereto will, upon request by the other party and without further consideration, execute, acknowledge and deliver all such other instruments of sale, assignment, conveyance and transfer, and will take all such other reasonable action, in each case to the extent reasonably required to give effect to the transactions sought to be consummated by this Bill of Sale.

5. **Successors and Assigns.** The terms of this Bill of Sale are binding upon, and inure to the benefit of, each party hereto and its successors and permitted assigns, and nothing in this Bill of Sale, express or implied, is intended to or will confer upon any other person any rights, interests, benefits or remedies of any nature whatsoever under or by reason of this Bill of Sale.

6. **Amendments; Waiver.** This Bill of Sale may be amended, modified or supplemented, and the terms hereof may be waived, in each case only by a written instrument executed by all of the parties hereto. The waiver by any party hereto of a breach of any provision of this Bill of Sale will not operate or be construed as a waiver of any subsequent or other breach, whether or not similar.

7. **Counterparts** This Bill of Sale may be executed and delivered in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. The exchange of copies of this Bill of Sale and of signature pages by facsimile or electronic (*i.e.,* PDF) transmission will constitute effective execution and delivery of this Bill of Sale and may be used instead of the original Bill of Sale for all purposes.

8. **Governing Law.** This Bill of Sale shall be governed by and construed and enforced in accordance with the laws of the State of Illinois. without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of law of any jurisdiction other than the State of Illinois.

9. **Interpretation.** This Bill of Sale is subject to all of the terms, conditions and limitations set forth in the Purchase Agreement. The parties hereto acknowledge that all representations, warranties, covenants and agreements made by them or their owners, as the case may be, in the Purchase Agreement, including in any Schedule or Exhibit thereto, will, to the extent and for the period set forth in the Purchase Agreement survive the Closing Date, the execution and delivery of this Bill of Sale, the acceptance hereof by **Buyer** and the sale, conveyance, assignment, transfer and delivery of the Acquired Assets hereby effected. In the event that any provision of this Bill of Sale is construed to conflict with a provision of the Purchase Agreement, the provision of the Purchase Agreement will be deemed to be controlling.

(signature page to follow; balance ofpage left blank)

Exhibits to Purchase Agreement – page 7

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement in Rolling Meadows, Illinois as of the date and year above.

Selling Parent:	**Purchaser:**
MGL Americas, Inc.	**Zolon Corporation**
By: K. Chandra	**By:** [signature]
K. (Sandy) Chandra	Dhru Desai
CEO	CFO

Exhibits to Purchase Agreement – page 8

Schedule A

Consents Required of Purchaser

Porter Capital Management

Schedules to Share Purchase Agreement – page 1

Schedule B

Qualification in Foreign Jurisdictions by Purchaser

None

Schedules to Share Purchase Agreement – page 2

Schedule C

Financial Statements of Purchaser

Schedules to Share Purchase Agreement – page 3

Schedule D

Assets

Client Contracts

- ASAP Software
- Automotive.Com
- Ceridian
- Carestream
- Comand Alkon
- Eastman Kodak
- Galaxy Systems
- Glaxo SmithKline
- NPD
- Paychex
- Schawk
- Superior Design
- Media Services Group
- Vulcan Materials
- Walgreens
- Welldoc
- AIMS Clients:
  - Jarden, Compac industries, US circuits, Componix, Precision Southeast, CSL
  - Furnel. Diversified Plastics, General Films, Hillsman Modular, Ironwood Industries
  - Mega Circuits, Netco, Plastic Container Corporation, Star Die, Tritech
- Any other IT solutions clients serviced from Schaumburg Location

Schedules to Share Purchase Agreement – page 4

Schedule D-1

Acquired Assets

Schedules to Share Purchase Agreement – page 5 .

Schedule E

Liens

Laurus Capital Management – $2,500,000 Term loan

Laurus Capital Management - $3,167,000 AR Revolver

Schedules to Share Purchase Agreement – page 6

Schedule F

Debts and Liabilities

None

Schedules to Share Purchase Agreement – page 7

Schedule F-1

Debts and Liabilities to Employees and Vendors to be paid at Closing

None

.

Schedules to Share Purchase Agreement – page 8

Schedule G

Leases and Contracts

Same as Client List

Schedules to Share Purchase Agreement – page 9

Schedule H

Loan Agreements

Laurus Capital Management

Schedules to Share Purchase Agreement – page 10

Schedule I

Consents Required of Sellers

Laurus Capital Management

Schedules to Share Purchase Agreement – page 11

Schedule J

Articles and Bylaws

Schedules to Share Purchase Agreement – page 12

Schedule K

Shareholders of Selling Parent

Schedules to Share Purchase Agreement – page 13

Schedule L

Officers and Directors of Selling Parent

Schedules to Share Purchase Agreement – page 14

Schedule M

Salary Schedule

Schedules to Share Purchase Agreement – page 15

Schedule N

Litigation

None

Schedules to Share Purchase Agreement – page 16

Schedule Q

Bank Accounts

None

Schedules to Share Purchase Agreement – page 17

Schedule R

Jurisdictions

IL

Schedules to Share Purchase Agreement – page 18

Schedule S

Subsidiaries of **Selling Parent**

MGL Telecom

MGL Consulting

Schedules to Share Purchase Agreement – page 19

Schedule U

Employee and Consulting Contracts

Sl.No	EMPLOYEE NAME	Project
1	Alley, Todd	EKC
2	Ari, Ratna Babu	Walgreens
3	Arjunakani, Arjunan	NPD
4	Balakrishnan, Madanmohan	Unique
5	Balasubramanian, Jagadesh	Walgreens
6	Bardaiyar, Mohit	SG&A
7	Boratwar, Nishant	Walgreens
8	Burghardt, Jon	EKC
9	Chokkalingam, Sivakumar	FRI
10	Conner, Daniels	EKC
11	Desai, Harish Amritrao	Paychex
12	Doehler, Robert C	EKC
13	Donthu, Srinivasulu	Walgreens
14	Eswaran, Balasubramanian	NPD
15	Gajendran, Kalyana Sundaram	FRI
16	Glave, Richard Dale	EKC
17	Gnanasundaram, Sathishkumar	FRI
18	Gongadi, Davana Satish	Walgreens
19	Gopalan, Ravichandran	AIMS
20	Gupta, Anshul	Schawk
21	Haag, Connie	EKC
22	Hebbar, Prakash Ramesh	NPD
23	Kailasam, Vijayakumar	EKC
24	Kakarla, Swamijee	EKC
25	Karichianna G, Deivasigamani	Walgreens
26	Kota, Satya Chandra Mouli	Walgreens
27	Lallucci, Phillip Anthony	EKC
28	Loyd Eric	EKC
29	Maher, Robert	EKC
30	Miller, Richard	Walgreens
31	Montana, Katherine	EKC

Schedules to Share Purchase Agreement – page 20

32	Moughan, Thomas	EKC
33	Murugesan, Madhan	CommandAlkon
34	Nazir Ahmed, Thanveer Ahmed	EKC
35	Newhouse, Gregory	EKC
36	Nimma, Madhavi	EKC
37	Prakasam, Dillibabu	Primedia
38	Racherla, Visweswar Reddy	EKC
39	Raghavendra, Rao A	Walgreens
40	Rajapurohit, Chandrakanth	Walgreens
41	Ramadoss, Praveen Kasturi	FRI
42	Ramanujam, Anand	Walgreens
43	Revelli, Rajesh Kumar	FRI
44	Schneider, Cecilia	EKC
45	Schroek, Dennis R	EKC
46	Schwendiman, Dwight P	EKC
47	Sen, Amitava	Walgreens
48	Sreeram, Rajagopalachari	GSK
49	Subramani, Vijayaprabu	FRI
50	Subramanian, Karuppiah	GSK
51	Subramanian, Ramesh	EKC
52	Sudheer, Agnihothram S	Walgreens
53	Sundaram, Ranganathan	Schawk
54	Sureddi, Raghavendra Prakash	EKC
55	Tappon, Jim	EKC
56	Thangaiah, Balashanmugam	Walgreens
57	Thiruppandy, Muthukumar	FRI
58	Varadadesigan, P A	Galaxy
59	Varadaraj, Baskaran	NPD
60	Veeriah, Muniyandi	Walgreens
61	Venkateswaran, Seshadri Puduco	FRI
62	Wyant, Carol	EKC

Schedules to Share Purchase Agreement – page 21

Schedule V

Employee Benefit Plans

Healthcare – United Health

401 (k)

Schedules to Share Purchase Agreement – page 22

Schedule X

Customers

Same as Clients

Schedules to Share Purchase Agreement – page 23

Schedule Y

Licenses and Permits

None

Schedules to Share Purchase Agreement – page 24